For Immediate Release

Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
        416-941-4422
vpower@sears.ca

Sears Canada Reports First Quarter Results

Company Also Announces Normal Course Issuer Bid and E.J. Bird as Chief Financial Officer

TORONTO, ON - May 22, 2013 - Sears Canada Inc. (TSX: SCC) today announced its unaudited first quarter results. Total revenue for the 13-week period ended May 4, 2013 was $867.1 million compared to $928.0 million for the 13-week period ended April 28, 2012, a decrease of 6.6%. Same store sales decreased 2.6%.

The net loss for the quarter this year was $31.2 million or $0.31 cents per share compared to net earnings of $93.1 million or $0.91 cents per share for the same period last year. Included in the net earnings for the first quarter last year was a pre-tax gain of $164.3 million related to the lease terminations of three stores as announced by the Company on March 2, 2012. Excluding the gain from lease terminations, the net loss in the first quarter last year was $44.9 million. Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) for the 13-week period ended May 4, 2013 was a loss of $9.8 million compared to a loss of $22.7 million for the 13-week period ended April 28, 2012, an improvement of $12.9 million.

“We are encouraged to see significant improvements in areas that we have targeted with our Transformation, particularly in the soft lines businesses," said Calvin McDonald, President and Chief Executive Officer, Sears Canada Inc. "We experienced year over year growth in Apparel and Accessories for the second quarter in a row, the first time this has happened in over six years. The Bed and Bath category has also improved this quarter compared to the same period last year. Our Major Appliances business maintained market share but experienced sales declines, as did our Furniture and Mattress businesses all of which suffered in a very tough quarter of trading because of unfavourable economic conditions and low consumer confidence. The unseasonable cool spring in most parts of the country had an adverse impact on sales of outdoor power equipment, patio, and other seasonal lines.

"We are continuing to make progress in our Transformation, and we believe the growth in Apparel and Accessories is an indicator that we are on the right track," continued Mr. McDonald. "At the same time our rate management initiatives have positively impacted gross margin by 50 basis points, while our focus on controlling costs has reduced expenses by 7.9% compared to the same period last year. Factoring out the gains from the return of the three leases to the landlord last year, we are seeing an overall improvement in our bottom line for the quarter as compared to the first quarter last year.

“The efforts of our 29,000 associates are a key component in making the Company's three-year Transformation a success. While their hard work is starting to bear fruit, there is still work to do,” added Mr. McDonald.

Adjusted EBITDA is a non-IFRS measure, and excludes finance costs, interest income, share of income or loss from joint ventures, income tax expense or recovery, depreciation and amortization and income or expenses of a non-recurring, unusual or one-time nature. Please refer to the table attached for a reconciliation of net earnings (loss) to Adjusted EBITDA.

Normal Course Issuer Bid
The Company also announced today that it intends to file with the Toronto Stock Exchange (“TSX”) a Notice of Intention to make a Normal Course Issuer Bid that permits the Company to purchase for cancellation up to 5% of its issued and outstanding common shares, representing 5,093,883 of the issued and outstanding common shares ("Shares"). There are 101,877,662 Shares issued and outstanding, as at May 10, 2013.

Under the Normal Course Issuer Bid, which is subject to TSX approval, purchases may commence on May 24, 2013 and must terminate by May 23, 2014 or on such earlier date as Sears Canada may complete its purchases pursuant to the Notice of Intention filed with the TSX. The total purchase of Shares by Sears Canada pursuant to its Normal Course Issuer Bid will not exceed, in the aggregate, 5% of all outstanding Shares, and will be subject to the limits under the Toronto Stock Exchange rules, including a daily limit of 25% of the average daily trading volume (which, based on the prior six months trading volumes, cannot exceed 19,689 Shares a day), and a limit of one block purchase per week (which is not subject to an average daily trading volume limit).
The Board of Directors believes that, if the Company is able to purchase Shares at attractive prices, such purchases will create value for the Company and its continuing shareholders while providing additional liquidity to shareholders who desire to sell their Shares. The Company may not purchase Shares under the Normal Course Issuer Bid if Shares cannot be purchased at prices that the Company considers attractive and decisions regarding the timing of purchases will also be based on market conditions and other factors. Therefore, there is no assurance that any Shares will be purchased under the Normal Course Issuer Bid and the Company may elect to suspend or discontinue the bid at any time.
Sears Canada will report to its shareholders in its quarterly and annual reports as to the status of the Normal Course Issuer Bid. All purchases of Shares pursuant to its Normal Course Issuer Bid will be made by Sears Canada in accordance with the rules of the TSX and effected through the facilities of the TSX. Moreover, Sears Canada will make no purchases of Shares other than open market purchases. Any Shares purchased will be cancelled.
In the twelve month period preceding May 10, 2013, Sears Canada purchased 634,870 common shares for cancellation at a weighted average purchase price of $10.84 per share.
Sears Canada may, from time to time, enter into an automatic purchase plan with a designated broker to allow for the repurchase of its common shares under the Normal Course Issuer Bid at times when Sears Canada ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules, or otherwise.

Sears Canada Appoints Chief Financial Officer
The Company is also announcing today that the Board of Directors of the Corporation has appointed E.J. Bird as Executive Vice-President and Chief Financial Officer. Mr. Bird was appointed Interim Chief Financial Officer on March 12, 2013. Mr. Bird will also continue to serve as a Director of Sears Canada, a role he has held since 2006.

“I'm pleased to have E.J. join Sears Canada on a permanent basis as our CFO,” said Mr. McDonald. “He brings a significant amount of experience to the role, and having served as Interim CFO for the past two months, he will be able to step into the role in what is expected to be a seamless transition. I thank him for the leadership he has demonstrated to date and look forward to working with him on a permanent basis.”

As mentioned in the Company's March 12 release, Mr. Bird attended Baylor University in Waco, Texas where he graduated summa cum laude with a Bachelor of Business Administration, majoring in Accounting. He earned his MBA at Stanford's Graduate School of Business in California where he was an Arjay Miller Scholar. In between degrees Mr. Bird worked in the audit department of Price Waterhouse's Houston office. He has worked extensively in the investment arena, is a director at Sears Hometown and Outlet Stores, Inc. of Hoffman Estates, Illinois and has most recently led his own company business providing consulting services.

In addition, the Company is also announcing that Donald C. Ross has been appointed Lead Director of the Corporation and that Deborah E. Rosati has been appointed Chair of the Audit Committee.

This release contains information which is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns the Company's future financial performance, business strategy, plans, goals and objectives. Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the ability of the Company to successfully implement its cost reduction, productivity improvement and strategic initiatives and whether such initiatives will yield the expected benefits; the results achieved pursuant to the Company's long-term marketing and servicing alliance with JPMorgan Chase Bank, N.A.; general economic conditions; competitive conditions in the businesses in which the Company participates; changes in consumer spending; seasonal weather patterns; customer preference toward product offerings; changes in the Company's relationship with its suppliers; interest rate fluctuations and other changes in funding costs; fluctuations in foreign currency exchange rates; the possibility of negative investment returns in the Company's pension plan; the outcome of pending legal proceedings; and changes in laws, rules and regulations applicable to the Company. While the Company believes that its forecasts and assumptions are reasonable, results or events predicted in this forward-looking information may differ materially from actual results or events.

Sears Canada is a multi-channel retailer with a network that includes 181 corporate stores, 248 hometown dealer stores, over 1,400 catalogue and online merchandise pick-up locations, 101 Sears Travel offices and a nationwide home maintenance, repair, and installation network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.

SEARS CANADA INC.
RECONCILIATION OF NET EARNINGS (LOSS) TO ADJUSTED EBITDA
For the 13-week period ended May 4, 2013 and April 28, 2012

Unaudited

	First Quarter
(in CAD millions, except per share amounts)	2013	2012
Net (loss) earnings	$(31.2)	$93.1
Transformation expense[1]	1.5	—
Gain on lease terminations[2]	—	(164.3)
Depreciation and amortization expense	30.2	32.3
Finance costs	2.3	4.5
Interest income	(0.4)	(0.6)
Income tax (recovery) expense	(12.2)	12.3
Adjusted EBITDA[3]	(9.8)	(22.7)
Basic net (loss) earnings per share	$(0.31)	$0.91

1Transformation expense during 2013 relates to severance costs incurred during the year.
2Gain on lease terminations represents the pre-tax gain on the early surrender and return of leases on three properties during Q1 2012.
3Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company's performance, ability to incur and service debt, and as a valuation metric. Adjusted EBITDA is a non-IFRS measure.